FILED BY PRECISE SOFTWARE SOLUTIONS LTD.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: PRECISE SOFTWARE SOLUTIONS LTD.
                                                    COMMISSION FILE NO.: 0-30828

On December 19, 2002, VERITAS Software Corporation and Precise Software Solutions Ltd. issued the following joint press release:

PRESS RELEASE: FOR IMMEDIATE RELEASE

             VERITAS SOFTWARE TO ACQUIRE PRECISE SOFTWARE SOLUTIONS

ENTERS $11 BILLION MARKET TO DELIVER HIGHEST APPLICATION PERFORMANCE AND AVAILABILITY AT THE LOWEST COST

MOUNTAIN VIEW, Calif. - December 19, 2002 - VERITAS Software Corporation (Nasdaq: VRTS), the leading storage software provider, and Precise Software Solutions (Nasdaq: PRSE), the leader in application performance management, today announced that they have signed a definitive agreement for VERITAS to acquire Precise in a transaction valued at $537 million. Together, VERITAS and Precise will provide a unique solution for IT professionals to run mission critical applications with optimal performance and continuous availability. Industry analysts predict this market opportunity will grow to $11 billion by 2006.

The acquisition of Precise enables VERITAS to ensure that mission-critical applications such as SAP, Oracle, BEA and Microsoft Exchange run faster and have less downtime, leading to better end-user productivity and higher return on investment. VERITAS keeps applications running in the face of hardware and software failure. Precise continuously monitors and analyzes all components of the application infrastructure--web servers, application servers, databases and storage--allowing customers to proactively identify and correct problems before they affect application response times.

"Precise Software Solutions is a strategic acquisition for our business," said Gary Bloom, chairman, president and CEO of VERITAS Software. "Together VERITAS and Precise solve an unequalled range of customer problems, from performance issues to hardware or software failures to site outages. It's an end-to-end solution that only VERITAS can provide."

"The combination of Precise and VERITAS represents an exciting opportunity for our shareholders, customers, partners and employees," said Shimon Alon, CEO of Precise Software Solutions. "VERITAS' scale and global distribution will accelerate the market penetration of our industry leading application performance management solutions."

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With 20 consecutive quarters of revenue growth, Precise is a leader in application performance management. In addition, Precise also provides a leading Windows storage resource management (SRM) solution, delivering the capability to manage storage capacity and performance for application service level agreements. This capability complements VERITAS' existing SRM offering.

VERITAS also announced today (see related press release) the acquisition of Jareva Technologies, a privately held company that has quickly established itself as a technology and market leader in server automation.

KEY FINANCIAL DETAILS

The acquisition is valued at $16.50 per share of Precise stock, for a fully-diluted consideration of approximately $537 million. Taking into account Precise's current cash position, the enterprise value is approximately $400 million. Precise shareholders will receive $16.50 in cash, and if they elect, their consideration in up to 25% VERITAS stock, with the remainder being paid in cash. Based on a fixed exchange ratio of 0.2365, a maximum of approximately 7.5 million shares could be issued to the shareholders of Precise. VERITAS will assume all outstanding Precise options in the transaction. This transaction is expected to close in Q2, subject to Precise Software's shareholder approval and regulatory approvals. Upon closing, VERITAS expects this transaction will initially have a neutral impact on its financials and will be accretive within 12 months.

CONFERENCE CALL

The company will hold a conference call today at 6:00 a.m. Pacific Time, 9:00 a.m. Eastern Time, to discuss today's news. Investors and journalists may access the call by dialing 1-800-310-1961 and entering passcode 508209, internationally at 1-719-457-2692. If you are unable to listen to the live conference call, a replay of the call will be available two hours following the call at 888-203-1112, passcode 508209, and internationally at 719-457-0820 until December 27, 2002. The call will also be webcast and can be reached at WWW.VERITAS.COM.

ABOUT VERITAS SOFTWARE

With revenues of $1.5 billion in 2001, VERITAS Software ranks among the top 10 software companies in the world. VERITAS Software is the world's leading storage software company, providing data protection, storage management, high availability and disaster recovery software to 86 percent of the Fortune 500. VERITAS Software's corporate headquarters is located at 350 Ellis Street, Mountain View, CA, 94043, tel: 650-527-8000, fax: 650-527-8050, e-mail:
VX-SALES@VERITAS.COM, Web site: WWW.VERITAS.COM.

ABOUT PRECISE SOFTWARE SOLUTIONS

Precise Software Solutions (Nasdaq: PRSE) headquartered in Westwood, MA, delivers Precise i3, a comprehensive solution for Application Performance Management that focuses directly on

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the end-user experience and delivers a rapid return on technology investments.
By continuously monitoring and analyzing all vital components of the application infrastructure, "from URL to SQL and Beyond(TM)", Precise i3 proactively detects and corrects the root causes of performance degradation before they affect response times. Precise i3 identifies trends and deviations from the norm, delivering the right balance of performance optimization and strategic business planning.

Nearly 6,000 leading enterprises worldwide, including 80% of the Fortune 100, are using Precise's solutions to help maximize their technology investments and meet their business goals. Precise has offices throughout North America, Europe, the Middle East, Far East and Pacific Rim, as well as a global network of resellers and distributors. More information on Precise is available at WWW.PRECISE.COM.

For More Information Contact:
Press Contacts:
Marlena Fernandez, VERITAS Software
(650) 527-3778, MARLENA.FERNANDEZ@VERITAS.COM

Stacey Collins, Applied Communications
(415) 310-9767, SCOLLINS@APPLIEDCOM.COM

Investor Contact:
Renee Budig, VERITAS Software
(650) 527-4047, RENEE.BUDIG@VERITAS.COM

This press release may include estimates and forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. For example, statements that VERITAS Software will provide new products and accelerate the market penetration are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties, including: the risk that we will not successfully execute our product development and integration efforts related to Precise; the risk that our merger with Precise will not be consummated; and the risk that we will not gain market acceptance of our products and services. These and other factors could cause our actual results to differ materially from what we project in our forward-looking statements. For more information regarding potential risks, see the "Factors That May Affect Future Results" section of our most recent reports on Form 10-K and Form 10-Q on file with the SEC. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

In connection with the proposed merger with Precise, VERITAS Software will file a registration statement on Form S-4, including a prospectus/proxy statement, with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when it is available) and other documents filed by with the Securities and Exchange Commission at the Securities and Exchange Commission's web

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site at WWW.SEC.GOV. The prospectus/proxy statement and these other documents may also be obtained for free from VERITAS Software and Precise.

Precise, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Precise shareholders in favor of the proposed transaction. A description of any interests that the directors and executive officers of Precise in the transaction will be available in the prospectus/proxy statement.

Copyright 2002 VERITAS Software Corporation. All rights reserved. VERITAS, the VERITAS Logo and all other VERITAS product names and slogans are trademarks or registered trademarks of VERITAS Software Corporation. VERITAS and the VERITAS Logo Reg. U.S. Pat. & Tm. Off. Other product names and/or slogans mentioned herein may be trademarks or registered trademarks of their respective companies.